August 26, 2010

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

Play LA Inc.

Form 20-F for Fiscal Year Ended December 31, 2009

Filed April 20, 2010

File No. 00-52311

Dear Lyn Shenk:

Further to our telephone discussion on August 25, 2010 regarding your correspondence dated August 16, 2010, we confirm that we have been granted an extension to September 15, 2010 to respond to your inquiry.

Sincerely,

PLAY LA INC.

/s/ David Hallonquist

David Hallonquist

Chief Executive Officer

Play LA Inc.

Registered Office

c/o Mossack Fonseca & Co.

Akara Building, PO Box 3136, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands